UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.6)

Metromedia International Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

591689104

(CUSIP Number)

Martin D. Sklar, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

SCHEDULE 13D

CUSIP No 591689104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,926,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,926,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,926,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,926,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,926,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,926,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph S. Criscione
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,926,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,926,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,026,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,026,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,026,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,937,973
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,937,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,937,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,426,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,426,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,964,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,964,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,964,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,426,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,426,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,391,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,391,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,391,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian Sheehy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 61,397
	8	SHARED VOTING POWER 9,391,015
	9	SOLE DISPOSITIVE POWER 61,397
	10	SHARED DISPOSITIVE POWER 9,391,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,452,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 6 is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Metromedia International Group, Inc., a Delaware corporation (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of June 10, 2007 and amends and supplements the Schedule 13D filed originally on October 10, 2006, as amended and/or restated on October 20, 2006, November 22, 2006, December 8, 2006, December 20, 2006 and January 25, 2007 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

(a).	NAME

The names of the persons filing this statement on Schedule 13D are the “Black Horse Reporting Persons:”

•	Black Horse Capital LP (“BH Domestic Fund”),
•	Black Horse Capital (QP) LP (“BH QP Fund”),
•	Black Horse Capital Offshore Ltd. (“BH Offshore Fund”),
•	Black Horse Capital Management LLC (“BH Management”),
•	Black Horse Capital Advisors LLC (“BH Advisors”),
•	Dale Chappell (“Mr. Chappell”) and
•	Brian Sheehy (“Mr. Sheehy”).

The Esopus Reporting Persons and the Black Horse Reporting Persons shall collectively be referred to as the “Reporting Persons.” Esopus Creek Value LP, Esopus Creek Advisors LLC, Andew L. Sole and Joseph S. Criscione (collectively, “Esopus Reporting Persons”) shall no longer be deemed Reporting Persons in this Schedule 13D as they are no longer acting in concert with the Black Horse Reporting Persons and will no longer file on Schedule 13D. Each of the persons reporting on this Schedule 13D is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

(b).	RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of BH Domestic Fund, BH QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 338 S. Sharon Amity Road, #202, Charlotte, North Carolina 28211. The principal business address of BH Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c).          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of each of BH Domestic Fund, BH QP Fund and BH Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of BH Advisors is providing investment management services. The principal business of BH Management is serving as the managing general partner of BH Domestic Fund and BH QP Fund. The principal occupation of Mr. Chappell and Mr. Sheehy is serving as the managing members of BH Advisors and BH Management. The Directors and Executive Officers of the BH Offshore Fund are set forth on Appendix III which was previously filed with this Schedule 13D and is incorporated herein by reference.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

(a) Esopus Creek Value, LP (the “Esopus Fund’) allocated approximately $5,618,351 to acquire its shares of Common Stock. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Esopus Fund and margin account borrowings made in the ordinary course of business, although Esopus Fund cannot determine whether any funds allocated to purchase the Issuer’s Common Stock were obtained from any margin account borrowings.

(b) The total amount of funds allocated by the Black Horse Reporting Persons to acquire the shares of Common Stock and preferred stock owned by them was $19,468,776. Each of BH Domestic Fund, BH QP Fund and BH Offshore Fund (collectively, the “Black Horse Funds”) used its own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts. Mr. Sheehy used his personal funds to acquire the securities he owns directly.

Item 4. Purpose of Transaction

The below supplements the information previously disclosed in Item 4 of this Schedule 13D:

On October 18, 2006, the Esopus Fund brought an action against the Issuer in Delaware Chancery Court to enjoin the Issuer’s proposed sale and bankruptcy transaction involving Salford Georgia and others (the “Proposed Transaction”). On October 19, 2006, the Esopus Fund and the Black Horse Funds brought a separate action in the Delaware Chancery Court against the Issuer and most of its Board of Directors also seeking to enjoin the Proposed Transaction. The above lawsuits (now consolidated), having resulted in the termination of the Proposed Transaction, are currently being dismissed voluntarily by the Esopus Fund and Black Horse Funds.

The Black Horse Reporting Persons reserve the right, separately or with the Esopus Reporting Persons or other shareholders, to engage in a proxy solicitation with respect to the election of directors or any other proposed sale or similar transaction at a future date and to continue to acquire and/or dispose of securities of the Issuer, to pursue litigation against the Issuer, its directors and/or its officers, to recommend to management strategic alternatives, and to take any other appropriate actions in furtherance of their interests as stockholders of the Issuer.

Item 5. Interest in Securities of the Issuer

(a).          (i) The Esopus Reporting Persons beneficially own 3,926,200 shares of Common Stock, representing 4.2% of the outstanding shares of Common Stock.

(ii) The Black Horse Reporting Persons beneficially own 9,452,412 shares of Common Stock, representing 9.9% of the outstanding shares of Common Stock.

BH Domestic Fund, BH QP Fund, BH Offshore Fund (collectively, the “Black Horse Funds”) and Mr. Sheehy own directly 5,624,045, 1,814,956, 1,331,695 and 58,600 shares of Common Stock, respectively, and 120,970, 36,942, 28,370 and 840 shares of Convertible Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Issuer, respectively, representing (on an as converted to Common Stock basis) approximately 6.4%, 2.1%, 1.5% and less than 0.1% of the shares of Common Stock outstanding. BH Advisors, in its capacity as investment advisor to the BH Offshore Fund and as a result of certain relationships among the Black Horse

Funds and their affiliates, may be deemed to be the beneficial owner of the 9,452,412 shares of Common Stock held directly by the Black Horse Funds and Mr. Sheehy, constituting 9.9% of the shares of Common Stock outstanding. BH Management, in its capacity as the general partner of the BH Domestic Fund and the BH QP Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owner of the 9,452,412 shares of Common Stock held directly by the Black Horse Funds and Mr. Sheehy, constituting 9.9% of the shares of Common Stock outstanding.

Messrs. Chappell and Sheehy, in their capacity as managing members of BH Advisors and BH Management and directors of the BH Offshore Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owners of the 9,452,412 shares of Common Stock held directly by the Funds and Mr. Sheehy, constituting 9.9% of the shares of Common Stock outstanding.

(b). (i) Mr. Sheehy who has the sole power to vote or direct the vote or to dispose or direct the disposition of the 58,600 shares of Common Stock and the 840 shares of Preferred Stock that he owns directly. The Black Horse Reporting Persons have the shared power to vote or direct the vote or to dispose or direct the disposition of the remaining 8,770,696 shares of Common Stock and 186,282 shares of Preferred Stock owned by the Black Horse Funds.

(ii) The Esopus Reporting Persons share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 3,926,200 shares of Common Stock held by Esopus Fund.

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Esopus Reporting Persons and the Black Horse Reporting Persons during the past sixty days is attached as Appendix I.

(d). No person other than the Black Horse Reporting Persons and the investment funds and accounts under their management is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e). The Esopus Reporting Persons ceased to be a group under Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, with the Black Horse Reporting Persons on June 11, 2007. Therefore, the Esopus Reporting Persons were no longer beneficial owners of 5% of the Common Stock on June 11, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 11, 2007, the remaining members of the Shareholders Group (as previously defined in an amended filing of this Schedule 13D) consisting of the Esopus Reporting Persons and the Black Horse Reporting Persons dissolved the Shareholders Group.

Each of the Black Horse Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the shares of Common Stock. These arrangements do not and will not give the Black Horse Reporting Persons voting or investment control over such shares to which these transactions relate and, accordingly, the Black Horse Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 12, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

ESOPUS CREEK VALUE LP
By: Esopus Creek Advisors LLC, as General Partner

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By: /s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Joseph S. Criscione
Joseph S. Criscione

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by Esopus Creek Fund, LP

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
5/23/07	22,000	$1.3398	Open Market
5/24/07	1,500	$1.4300	Open Market
6/05/07	72,700	$1.3600	Open Market

Transactions Effected by Black Horse Capital LP

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
6/8/07	23,207	$1.4853	Open Market

Transactions Effected by Black Horse Capital (QP) LP.

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
5/29/07	700*	$41.9501	Open Market
6/8/07	7,518	$1.4853	Open Market
6/8/07	500*	$46.98	Open Market

* Refers to shares of Metromedia International Group, Inc. Convertible Preferred Stock. All other transactions effected were with respect to shares of common stock.